Filed Pursuant to Rule 433
Registration Statement No. 333-177099

                October 1, 2011

Dear Plan Participant:

I would like to notify you of a change that has been made to our SCANA Investor Plus Plan (“Plan”).  This change, effective immediately, provides a Request for Waiver that allows optional cash payments in excess of $100,000.00 per calendar year, if accepted by us in our sole discretion under the new terms of the Plan.

A detailed explanation of the Request for Waiver process can be found in the Plan prospectus that has been revised to reflect this change.

Additionally, the tax basis of shares acquired in the Plan after January 1, 2012 will be reported by the Plan in accordance with new U.S. Treasury Department regulations.  For additional information, please see the Certain Federal Income Tax Consequences of Plan Participation section of the Plan prospectus.

If you have any questions about your Plan account or any questions about this change to the Plan, please contact our Shareholder Services Department.  As always, we appreciate your investment in SCANA Corporation.

                Best regards,

                /s/W. B. Timmerman
                W.B. Timmerman

SCANA Corporation (SCANA) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents SCANA has filed with the SEC for more complete information about SCANA and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov .  Alternatively, SCANA will arrange to send you the prospectus if you request it by calling toll-free 1-800-763-5891, or the prospectus may be accessed on SCANA’s web site at http://www.scana.com/en/investor-relations/shareholder-services/investor-plus-plan/prospectus.htm.